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BSE LIMITED
NATIONAL STOCK EXCHANGE OF INDIA LIMITED
NEW YORK STOCK EXCHANGE

July 20, 2023

Dear Sir/ Madam,

Sub: Outcome of Board meeting

This has reference to our letter dated June 15, 2023, regarding the captioned subject. The Board, at their meeting held on July 19-20, 2023, transacted the following items of business:

Financial Results

1. Approved the audited consolidated financial results of the Company and its subsidiaries as per Indian Accounting Standards (INDAS) for the quarter ending June 30, 2023;

2. Approved the audited standalone financial results of the Company as per INDAS for the quarter ending June 30, 2023;

3. Approved the audited financial statements of the Company and its subsidiaries as per INDAS and IFRS for the quarter ending June 30, 2023;

Stock grants

4. Based on the recommendation of the Nomination and Remuneration Committee, approved the Grant of 23,780 one-time RSUs to three eligible employees under the 2015 plan with effect from August 1, 2023. These RSUs will vest equally over a period of four years.

Policies -

5. Considered and approved amendments to the following policies:
    - Policy for determining materiality of disclosures.
    - Nomination and Remuneration Policy.

   Copies of the policies will be made available on the website of the Company under the following link: https://www.infosys.com/investors.html.

The Board Meeting commenced at 12.15 PM IST and concluded at 3.40 PM IST on July 20, 2023.

The above information will be made available on the Company's website at www.infosys.com.

This is for your information and records.

Sincerely,

For **Infosys Limited**

SURYANARAYANA ANUR GURUGOPALA RAJU MANIKANTHA
Digitally signed by SURYANARAYANA ANUR GURUGOPALA RAJU MANIKANTHA
Date: 2023.07.20 15:47:26 +05'30'

Manikantha A.G.S.
Company Secretary

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com